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[Letterhead of Akin Gump]

December 5, 2002

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

     Re: Plains Exploration & Production Company (the "Registrant") Withdrawal of Form 8-A (File No. 001-31470) filed on October 10, 2002 and amended on October 18, 2002

The Registrant, through its attorneys Akin Gump Strauss Hauer & Feld LLP, hereby requests the withdrawal of their Form 8-A, including all exhibits thereto, filed with the SEC on October 10, 2002, and amended on October 18, 2002 (File No. 001-31470) (the "Registration Statement"). The Registrant is making this request because the Registration Statement was filed in preparation for an initial public offering that the Registrant no longer wishes to pursue.

If you have any questions regarding this application please call Julien Smythe at (713) 220-5881 or Kristy Harlan at (713) 250-2121.

                                   Sincerely,

                                   /s/  Julien Smythe
                                   -------------------------------
                                   Julien Smythe